Exhibit 99.3

PRESS RELEASE
Hydrogenics Reports Third Quarter 2005 Results
Revenues of $10.5 million, reduction of $2.9 million or 33% in 2005 quarterly cash operating costs and ending order backlog of $14.3 million
Mississauga, Ontario. November 4, 2005 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) is reporting third quarter and nine-month unaudited results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.
“Our third quarter and nine-month revenues of $10.5 million and $28.1 million, respectively, reflect the collective effort of our three business units, supporting our continued adherence to a diversified business model offering synergistic opportunities and balanced risk,” said Pierre Rivard, President and Chief Executive Officer.
“While our order backlog of $14.3 million decreased during the third quarter, we are well advanced on a number of compelling prospects that we anticipate will drive the sale of fuel cell products in stationary and light mobility applications with market leading original equipment manufacturers and end users. We continue to meet meaningful technology milestones positioning us favorably as strong industry trends, including oil and natural gas pricing pressures, recent passage of the U.S. Energy Bill, and the pronounced vulnerability of truck-delivered industrial hydrogen supplies experienced with the recent proliferation of hurricanes, prevail,” added Rivard.
Results for the third quarter of 2005 compared to the third quarter of 2004
Revenues were $10.5 million for the third quarter of 2005, a 200% increase from revenues of $3.5 million for the comparable period of 2004, supported by our acquisition of Stuart Energy and organic growth of 32%. Gross profit, expressed as a percentage of revenues, was 15% (18% in 2004) and reflects a heavier weighting of OnSite Generation revenues. Cash operating costs, a non-GAAP measure, defined as selling, general and administrative and research and product development expenses, were $7.0 million, a 37% increase from $5.1 million in 2004 reflecting the incremental costs of Stuart Energy’s operations and $1.0 million in severance costs incurred in the third quarter of 2005. Net loss was $7.5 million for the third quarter of 2005, an increase of 3% from a net loss of $7.3 million in 2004.

Results for the third quarter of 2005 compared to the second quarter of 2005
Revenues were $10.5 million for the third quarter of 2005, a 67% increase in revenues over the second quarter of 2005 due primarily to the timing of deliveries. Gross profit, expressed as a percentage of revenues, was 15%, a decrease of 2% due to the increased weighting of OnSite Generation revenues. Excluding $1.0 million of severance costs incurred in the third quarter as a result of our ongoing efforts to streamline operations, cash operating costs were $5.9 million, a decrease of 15%, or $1.1 million, resulting from the implementation of our integration plan and more prudent spending throughout the organization. Net loss was $7.5 million, a decrease of 21%, or $2.0 million, primarily as a result of higher revenue and lower cash operating costs.
Results for the nine-month period ended September 30, 2005 compared to the nine-month period ended September 30, 2004
Revenues were $28.1 million, a 152% increase due primarily to the acquisition of Stuart Energy in the first quarter of 2005 and 13% organic growth. Gross profit, expressed as a percentage of revenues, was 13%, a decrease of 13% due to a $1.3 million increase in work-in-progress related to the acquisition of Stuart Energy, in accordance with Canadian generally accepted accounting principles, and a higher percentage of OnSite Generation revenues, which have historically generated lower gross margins. Cash operating costs were $23.4 million, a $6.6 million, or 40% increase. Net loss was $28.2 million, a $5.0 million or 22% increase from $23.2 million, primarily as a result of lower gross margins and higher cash operating costs.
We had $90.9 million in cash and cash equivalents and short-term investments as at September 30, 2005. The $6.9 million sequential quarterly decrease in cash and cash equivalents and short-term investments is attributable to:
(i)	a $2.9 million loss before depreciation, amortization, stock-based compensation and severance costs;

(ii)	$1.0 million of severance costs; and

(iii)	$3.0 million of net changes in non-cash items and working capital.
Order backlog
Our order backlog as at September 30, 2005 was $14.3 million as follows:

	Q2	Orders	Product/Service	Q3
	Backlog	Received	Delivered	Backlog

OnSite Generation	$12.3	$2.5	$6.5	$8.3
Power Systems	1.5	1.0	0.6	1.9
Test Systems	5.3	2.2	3.4	4.1

Total	$19.1	$5.7	$10.5	$14.3

We expect to deliver, and recognize as revenue, the majority of this order backlog in 2005.

Third Quarter Highlights
Progress on markets:
•	We received orders for 10 HyPM fuel cell power modules, predominantly for light mobility applications.

•	We received a HyPM power module order from John Deere including a contract for in-house power module testing under specified John Deere operating conditions.

•	Following a subassembly redesign completed in the third quarter, we delivered one fuel cell power module to American Power Conversion (APC) bringing our cumulative units delivered to six. We anticipate delivering the majority of the initial 25 unit order in 2005. These units are a core component of APC’s AC backup power offering selling under the name InfraStruXure with Integrated Fuel Cells.

•	We are nearing completion of a DC backup power prototype and we expect to deploy this unit in the fourth quarter at a Bell Canada telecom site in Burlington, Ontario. Site preparations are underway.

•	We received an order from a leading U.S. telecom carrier for a packaged DC backup power system.

•	We successfully completed a fuel cell powered forklift deployment at FedEx Canada’s Toronto airport facility and a major GM vehicle manufacturing facility demonstrating what we believe to be industry leading performance levels and achieving in excess of 1,000 hours of real-time operation. We are now preparing bids for commercial opportunities as a result of this successful pilot project.

•	We delivered an auxiliary power unit to TACOM (U.S. military) for integration and testing in a light-armored vehicle (LAV).

•	We delivered an electrolyzer to Air Liquide for use at a BP hydrogen refueling station in Singapore, supporting a fleet of DaimlerChrysler hydrogen-powered vehicles.

•	We experienced an increased level of proposal activity for our electrolyzer products, accelerated by recent natural disasters in the United States disrupting the supply of industrial hydrogen, thereby augmenting our business case for onsite hydrogen generation. As a result of this increased level of activity, we received a purchase order for an electrolyzer for onsite hydrogen generation.

•	We received an order for three solid oxide fuel cell (SOFC) test stations from a world-leading SOFC original equipment manufacturer.
     Progress on products and technology:
•	We completed the design and development of our new S4000 IMET alkaline electrolyzer, ideally suited for integration with renewable technologies such as wind and solar, and are now carrying out validation testing.

•	Our PEM electrolyzer stack has now surpassed 8,000 hours of continuous run-time further demonstrating our industry leading technology.

•	We commenced testing of our next generation HyPM prototype to specified John Deere operating conditions.

•	We commenced development of a new FCATS G100 fuel cell test station to meet lower price point demands.
Progress on corporate matters:
•	We reduced our quarterly cash operating costs, excluding severance costs, by $2.9 million or 33.0% since the first quarter of 2005.

•	We reorganized into three business units, OnSite Generation, Power Systems and Test Systems in the third quarter to better focus our resources.
CONFERENCE CALL DETAILS
We will hold a conference call to review our results on November 4, 2005 at 10:30 a.m. (EDT). To participate in this conference call, please dial 416-695-5259 approximately ten minutes before the call. Alternatively, a live webcast of our conference call will be available on our website at www.hydrogenics.com. Please visit our website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay will also be available on our website.
ABOUT HYDROGENICS
Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.
FOR FURTHER INFORMATION PLEASE CONTACT
Hydrogenics Corporation
Lawrence E. Davis, Chief Financial Officer
(905) 361-3633
Website: www.hydrogenics.com
Email: ldavis@hydrogenics.com

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	September 30	December 31
	2005	2004

Assets

Current assets
Cash and cash equivalents	$9,271	$26,209
Short-term investments	81,585	62,853
Accounts receivable	7,409	5,223
Grants receivable	2,590	2,437
Inventories	9,954	4,324
Prepaid expenses	1,608	1,400

	112,417	102,446

Deferred charges	—	1,030
Property, plant and equipment	6,164	5,286
Intangible assets	36,074	3,878
Goodwill	68,812	5,113
Other non-current assets	28	108

	$223,495	$117,861

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$15,276	$6,421
Unearned revenue	3,182	1,537
Income taxes payable	308	214

	18,766	8,172

Long-term debt	346	302
Deferred research and development grants	159	174

	19,271	8,648

Shareholders’ Equity
Share capital and other equity	319,065	194,159
Deficit	(109,138)	(80,900)
Foreign currency translation adjustments	(5,703)	(4,046)

	204,224	109,213

	$223,495	$117,861

Hydrogenics Corporation
Interim Consolidated Statements of Operations and Deficit
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004

Revenues	$10,537	$3,509	$28,134	$11,162

Cost of revenues	8,964	2,896	24,461	8,267

	1,573	613	3,673	2,895

Operating expenses
Selling, general and administrative	6,054	3,592	17,547	10,118
Stock-based compensation expense	734	417	1,793	1,044
Research and product development	908	1,486	5,859	6,654
Depreciation of property, plant and equipment	358	643	1,094	1,806
Amortization of intangible assets	2,101	2,128	6,304	6,382
Integration costs	72	—	1,109	—

	10,227	8,266	33,706	26,004

Loss from operations	(8,654)	(7,653)	(30,033)	(23,109)

Other income (expenses)
Provincial capital tax	(109)	(45)	(241)	(132)
Interest	679	277	1,845	621
Foreign currency	632	201	304	(464)

	1,202	433	1,908	25

Loss before income taxes	(7,452)	(7,220)	(28,125)	(23,084)
Current income tax expense	65	49	113	117

Net loss for the period	(7,517)	(7,269)	(28,238)	(23,201)

Deficit – Beginning of period	(101,621)	(63,293)	(80,900)	(47,361)

Deficit – End of period	$(109,138)	$(70,562)	$(109,138)	$(70,562)

Net loss per share
Basic and diluted	$(0.08)	$(0.11)	$(0.31)	$(0.37)

Shares used in calculating basic and diluted net loss per share	91,678,279	64,609,988	91,073,959	63,181,581

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(7,517)	$(7,269)	$(28,238)	$(23,201)
Items not affecting cash
Depreciation of property, plant and equipment	737	643	1,769	1,806
Amortization of intangible assets	2,101	2,128	6,304	6,382
Unrealized foreign exchange (gains) losses	28	(39)	17	(143)
Imputed interest on long-term debt	3	9	19	43
Non-cash consulting fees	19	19	56	52
Stock-based compensation	734	417	1,793	1,044
Net change in non-cash working capital	(2,926)	1,567	(5,885)	2,344

	(6,821)	(2,525)	(24,165)	(11,673)

Investing activities
Increase (decrease) in short-term investments	(38,489)	3,728	7,886	(46,689)
Purchase of property, plant and equipment	(19)	(33)	(317)	(2,138)
Business acquisitions, net of cash acquired	—	106	(343)	106

	(38,508)	3,801	7,226	(48,721)

Financing activities
Issuance (repayment) of long-term debt	(52)	23	(133)	(175)
Deferred research and development grant	2	148	(15)	148
Common shares issued, net of issuance costs	3	7	149	60,375

	(47)	178	1	60,348

Increase (decrease) in cash and cash equivalents during the period	(45,376)	1,454	(16,938)	(46)

Cash and cash equivalents – Beginning of period	54,647	464	26,209	1,964

Cash and cash equivalents – End of period	$9,271	$1,918	$9,271	$1,918

Supplemental disclosure
Interest paid	$35	$3	$65	$36
Income taxes paid	5	(117)	71	39